XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

VIA EDGAR

November 22, 2016

Mr. Lyn Shenk

Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	XPO Logistics, Inc.,
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 8, 2016
File No. 001-32172

Dear Mr. Shenk:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings set forth in your letter, dated November 8, 2016.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.

We note that “cost of transportation and services” is material to your consolidated and segment results and it appears to vary materially as a percent of revenue between annual and corresponding interim periods on a consolidated and segment basis. Please quantify, discuss, and analyze changes in cost of transportation and services on a stand-alone basis in addition to your current disclosure which is made in the context of net revenues. Refer to Item 303(a)(3)(i) of Regulation S-K and instruction number 4 of “Instructions to paragraph 303(a)” for guidance. In your revised disclosure, please consider quantifying and discussing the significant components of cost of transportation and services, to the extent material.

Response: We acknowledge the Staff’s comment. We will expand our future disclosure, to the extent material, to quantify, discuss and analyze changes in cost of transportation and services and its significant components.

As disclosed in our Form 10-K for the year ended December 31, 2015 under Item 7. Management Discussion and Analysis of Financial Condition and Results of Operation – Other Reporting Disclosures, the “cost of transportation and services” caption includes, among other items, the cost of providing or procuring freight transportation services for XPO’s customers, salaries paid to employee drivers in our full truckload and less-than-truckload businesses, commissions paid to independent station owners in our global forwarding business, and insurance and truck leasing expense in our expedited business.

For each period covered in our Form 10-K for the year ended December 31, 2015, “cost of transportation and services” increased primarily as a result of acquisitions. The increase in cost of transportation and services of 145% from 2014 to 2015 was primarily the result of the acquisitions of BTT, ND and Con-way. As a percentage of revenue, cost of transportation and services decreased to 54.7% in 2015 compared to 72.2% in 2014, primarily as a result of a shift in the mix of our business with a more significant component of our revenue being attributable to our Logistics segment following the acquisitions of ND and Con-way. Cost of transportation and services typically represents a substantially lower percentage of revenue in our Logistics segment than in our Transportation segment due to the more limited proportional role of transportation services provided to our Logistics segment customers.

We will expand our disclosure in future filings to address the foregoing.

Form 10-Q for the Quarter Ended June 30, 2016

Item 4. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 32

2.	Your conclusion regarding the effectiveness of disclosures controls and procedures refers to “material” information, but the definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) does not contain such limitation. In addition, your disclosure did not indicate that information required to be disclosed is accumulated and communicated to management as appropriate “to allow timely decisions regarding required disclosure.” Although there is no requirement to disclose the full definition, deviation from the definition gives the appearance of limiting or qualifying management’s conclusion. Please represent to us and revise future filings to state management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Response: We acknowledge the Staff’s comment. In response, we have revised the text of Item 4. Controls and Procedures – Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures in our Form 10-Q for the quarter ended September 30, 2016, filed on November 8, 2016, as shown below and will include such revised disclosure in future filings. In addition, we confirm that our conclusion included in our Form 10-Q for the quarter ended June 30, 2016, does not contain any limitations or qualifications regarding the design and operations of our disclosure controls and procedures.

Item 4. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Based on their evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of such time such that the information required to be included in our SEC reports is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including our consolidated subsidiaries, and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Should you have any questions regarding this matter, please do not hesitate to contact me at (203) 413-4005.

Sincerely,

/s/ John J. Hardig

John J. Hardig

Chief Financial Officer

cc:	Aamira Chaudhry, U.S. Securities and Exchange Commission

Doug Jones, U.S. Securities and Exchange Commission

Gordon E. Devens, Esq., Chief Legal Officer, XPO Logistics, Inc.

Lance Robinson, Global Chief Accounting Officer, XPO Logistics, Inc.